[On Chapman and Cutler LLP letterhead]

June 12, 2018

VIA EDGAR CORRESPONDENCE

Kimberly Browning

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Innovator ETFs Trust
File Nos. 333-146827; 811-22135

Dear Ms. Browning:

On behalf of the Innovator ETFs Trust (the “Registrant” or the “Trust”), we are transmitting this response letter concerning the Registrant’s registration statements that were filed as exhibits to the Registrant’s correspondence with the Securities and Exchange Commission (the “Commission”), dated April 17, 2018 (the “Registration Statements”). The Registration Statements related to Innovator S&P 500 Ultra ETF, Innovator S&P 500 Enhance and Buffer ETF, Innovator S&P 500 Buffer ETF and Innovator S&P 500 Power Buffer ETF (the “Funds”). On May 25, 2018, you provided comments via telephone relating to the Registration Statements. For convenience, we reproduce such comments below (in bold) and address each accordingly. Terms not defined herein have the meanings assigned to them in the Previous Registration Statements.

1.    In the suitability table please include a statement that an investor who invests after the Outcome Period has begun may lose their entire investment.

Response: Pursuant to the Commission’s request, the referenced suitability table has been revised to include the following disclosure:

You should only consider this investment if:

●	you fully understand that investments made after the Outcome Period has begun may not fully benefit from the buffer and you could lose your entire investment.

You should not consider this investment if:

●	you do not fully understand that investments made after the Outcome Period has begun may not fully benefit from the buffer and you could lose your entire investment.

2.    In the prospectus there are terms which appear to be used interchangeably, including “investment outcomes,” “potential outcomes” and “pre-determined outcomes.” Please only use one of these terms if they are interchangeable and please define that term.

Response: Pursuant to the Commission’s request, all references to “investment outcomes,” “potential outcomes” and “pre-determined outcomes” will be replaced with the defined term “Outcomes,” which will be defined on the cover of the prospectus as follows:

The pre-determined outcomes sought by the Fund, which include the buffer and cap discussed in detail below (“Outcomes”), are based upon the performance of the S&P 500 Price Index over the period of ______, 2018 through ______, 2019.

3.    The prospectus contains the following disclosure:

“[t]he pre-determined outcomes sought by the Fund are based upon the performance of the S&P 500 Price Index over the period of…”

Please clarify whether the pre-determined outcomes reference the buffer and the Cap.

Response: Please refer to Registrant’s response to comment 3 above.

4.     Please remove the word “approximately” from the prospectus or explain why, in each circumstance, its use is appropriate.

Response: Pursuant to the Commission’s request, the word “approximately” has been removed as appropriate.

5.     In the prospectus it states that the unitary management fee will not be included as part of the Cap. Please explain the mechanics of how the Cap and the management fee will interact. Please also explain why the Cap is not a misleading percentage if the management fee will not be included in the Cap. Also, please clarify whether the transaction fees discussed in relation to the Cap are the same as the transaction fees discussed in SAI.

Response: The Cap, as currently disclosed in the Registration Statements, is not a misleading percentage to investors. The Cap is an objectively determined, formulaic number that is based upon the market price of certain FLEX Options at the start of each Outcome Period. It is wholly distinct and separate from any fees that an investor may incur when purchasing and owning shares of the Funds. Similar to other investment products (and particularly exchange traded funds), an investor in a Fund will pay a unitary investment management fee (currently, 0.79% per annum) which is governed by the investment management agreement by and between a Fund and the Fund’s investment adviser (Innovator Capital Management, LLC). An investor may also pay a shareholder transaction fee through its broker-dealer, which will be dependent on the investor and the broker dealer or platform used to purchase a Fund’s shares. Finally, pursuant to the Funds’ unitary fee arrangement governed by the investment management agreement, each Fund is subject to extraordinary expenses that are not covered by the shareholder’s unitary fee, such as litigation expenses, which may affect the Cap available to a shareholder. The Registration Statements state, in bold and prominent type, that each Fund’s unitary fee, and any transaction and extraordinary fees are separate and distinct from the Fund’s performance that is subject to the Cap. ’’1

[1]

This method of disclosure in the Fund’s Registration Statement is consistent with another registered investment company offering subject to a cap (See Alaia Market Linked Trust, Series 1-3, Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts (Amendment No. 3 to Form S-6)(June 20, 2017): “[t]he trust’s ability to provide an enhanced return, a capped upside at the Maximum Amount per Unit and partial downside protection via the Buffer is dependent on unitholders purchasing units valued at their Inception Value of $1,025.51 and holding them until the Series Mandatory Dissolution Date. Because the price at which you may purchase units at inception will also include certain organization costs, sales charges and the creation and development fee, it may be higher than the Inception Value.” (cover page)(emphasis added).

The Registrant examined this issue at length and determined that the most accurate and clear method of disclosure is to disclose the Cap, gross of fees, and alert shareholders that this Cap does not incorporate other fees to which they will be subject. The disclosure reproduced below explicitly states that the specific amount of the unitary fee that will be imposed:

The Cap is provided prior to taking into account annual Fund management fees equal to 0.79% of the Fund’s daily net assets, transaction fees and any extraordinary expenses incurred by the Fund.

This disclosure appears multiple times, in bold, on the cover page, as well as three additional times in the Item 4 disclosure.

Because the unitary management fee is a fixed percentage that is measurable for the duration of a defined Outcome Period, the Registrant is able to provide the maximum “Cap” percentage with a reduction for the unitary fee that is set for an entire Outcome Period. As such, Registrant proposes to disclose the Funds’ Cap percentages in the alternative – both with and without the shareholder’s unitary fee reducing the Cap percentage, as follows:

Fund shareholders are subject to a “Cap” that is expected to be __% taking into account annual Fund management fees equal to 0.79% of the Fund’s daily net assets (the “Management Fees”) and __% prior to taking into account the Management Fees. The Cap is provided prior to taking into account any shareholder transaction fees and any extraordinary expenses incurred by the Fund. The “Cap” is set on the first day of the Outcome Period and represents the maximum percentage return an investor can achieve from an investment in the Fund for the Outcome Period. Therefore, even though the Fund’s returns are based upon the S&P 500 Price Index, if the Fund experiences returns for the Outcome Period in excess of the Cap, you will not experience those excess gains. Please note, if the Outcome Period has begun and the Fund has increased in value to a level near to the Cap, an investor purchasing at that price has little or no ability to achieve gains but remains vulnerable to downside risks. Additionally, the Cap may rise or fall from one Outcome Period to the next. There is no guarantee that the Cap will remain the same upon the conclusion of the Outcome Period.

6.    Please revise the section entitled “Principal Risks” to include disclosure that the Cap may change from one Outcome Period to the next.

Response: Pursuant to the Commission’s request, the referenced disclosure will be added as follows:

Cap Change Risk. A new Cap is established at the beginning of each Outcome Period and is dependent on prevailing market conditions. As such, the Cap may rise or fall from one Outcome Period to the next and is unlikely to remain the same for consecutive Outcome Periods.

7     Please provide the Commission with an update on the status of the Fund’s website.

Response: The Fund’s final website will be submitted to the Commission prior to the Funds’ launch.

8.    Please revise the Funds’ investment objective to include the applicable Cap and buffer.

Response: Pursuant to the Commission’s request, the applicable Cap and buffer will be added to the investment objective, as follows:

The Fund seeks to provide investors with returns that exceed those of the S&P 500 Price Index, up to the upside cap of __% (taking into account Management Fees) and __% (prior to taking into account Management Fees) while providing a buffer against the first 10% of S&P 500 Price Index losses, over the period from _____, 2018 to _____, 2019.

9.     Please clarify whether the management fee is reflected in the graph set forth in the Item 4 disclosure of the prospectus. If the management fee is not reflected, please include it or state why such fees should not be included in the presentation.

Response: The graph does not reflect the management fee. The graph is included in the disclosure not to show any specific outcomes (as is demonstrated by the fact that the upside portion of the graph contains no numbers), but rather to demonstrate the mechanics of the Fund. Notwithstanding, the Commission’s request, the Funds will revise the disclosure to include the footnote set forth below:

* This graph does not take into account the the Management Fees.

10.     The Commission notes that back tested performance has been added to the SAI. Please refer to the Clover Capital Management, Inc. no-action letter for a description of the Commission’s requirements for including back tested performance data for a new product.

Response: The Registrant acknowledges of the Commission’s views relating to a fund’s back-tested performance data and the referenced no-action letter. The parameters set forth in the Clover Capital Management, Inc., SEC No-Action Letter (pub. avail. Oct. 28, 1986) (the “Clover Letter”) are not applicable to the historical Cap percentage data proposed to be disclosed in the SAI. The Clover Letter prohibits model results that are false or misleading and requires that the disclosure include the defined set of rules for the model results, the component selection criteria, frequency of timing and rebalancing, how corporate events are treated and average annual total returns for 1-, 5- and 10-year periods.

These parameters are inapplicable in the present case. The disclosed historical Cap percentage data is not a measure of historical Fund performance but rather shows what the Fund’s Cap would have been during the previous ten Outcome Periods based upon the prevailing conditions in the market on the first day of each of those Outcome Periods. The method for determining the historical Cap percentages is the same as a Fund will use to determine the Cap percentage at the beginning of each Outcome Period. The Funds’ performance during these previous Outcome Periods is independent of the historical Cap. The table is provided to illustrate the important point to shareholders that the Cap changes from year-to-year. The Registrant believes that this disclosure is consistent with the Commission’s comments to the Registration Statement. As stated in this letter, the Commission has requested that each Fund include “Cap Change Risk” as a principal risk to the Fund. Prior to this letter, the Commission has also mandated that each Fund make similar disclosures on its cover page, in bold, as well as in the section entitled “Principal Investment Strategies.” Including a visual representation that illustrates this occurrence is beneficial to shareholders and in keeping with the Commission’s prior positions on this matter. Each Fund agrees to revise the disclosure to include the following, in bold, to emphasize that the information in the table does not represent hypothetical past performance of the Fund.

The information set forth does not represent hypothetical past performance of the Fund.

11.      Please confirm that all entities receiving portfolio information on a daily basis due to ongoing arrangements are disclosed in the SAI.

Response: The Funds confirm that all entities receiving portfolio information on a daily basis are disclosed.

12.     The section entitled “Creation and Redemption of Creation Unit Aggregations” contains disclosure regarding instances when the Fund may impose an early cutoff time for orders. Please confirm that the Fund’s basket assets and portfolio holdings, to the extent the Fund discloses its portfolio holdings daily, are made publicly available sufficiently in advance of the cutoff time so an associated person may consider such information before placing an order. Please also provide the Commission with the reason for why the early cutoff time is appropriate.

Response: As each Fund’s portfolio holdings are set on the first day of the Outcome Period and remain unchanged for the rest of the year, the Fund confirms that its portfolio holdings will be disclosed sufficiently early for an individual to consider such information before placing an order.

Additionally, as addressed directly in the Funds’ response to Comment #54 in the correspondence dated March 27, 2018, the authority to impose an earlier cut-off time is explicitly permitted by the Funds’ exemptive order, which is quoted below:

In the case of custom orders, the order must be received by the Distributor sufficiently in advance of the NAV Calculation Time in order to help ensure that the order is effected at the NAV calculated on the Transmittal Date.

13.     Please revise the disclosure set forth in the section entitled “Creation and Redemption of Creation Unit Aggregations” to clarify time applies for those order transmissions made by telephone or other transmission methods.

Response: The Funds decline to revise the disclosure as they have determined that the disclosure is sufficiently clear.

14.     The section entitled “Creation and Redemption of Creation Unit Aggregations” contains the following disclosure:

In addition, the Authorized Participant may request the investor to make certain representations or enter into agreements with respect to the order, i.e., to provide for payments of cash, when required.

Please remove “when required” if not applicable.

Response: The Funds decline to revise the disclosure as the referenced disclosure is provided to illustrate the types of representations that may be requested. The disclosure in its current state is sufficiently clear.

15.     Please consider adding the applicable time when using defined terms which include a time, such as “Closing Time,” throughout the prospectus and SAI.

Response: The Funds decline to revise the disclosure. The definition for the referenced terms include the applicable times. The use of defined terms is commonplace and helpful to investors.

16.     The section entitled “Creation and Redemption of Creation Unit Aggregations” contains the following disclosure:

A DTC Participant who wishes to place an order creating Creation Units to be effected outside the Clearing Process need not be a Participating Party, but such orders must state that the DTC Participant is not using the Clearing Process and that the creation of Creation Units will instead be effected through a transfer of cash and/or securities directly through DTC.

Please confirm that this disclosure is in compliance with Rule 22c-1 of the 1940 Act or revise accordingly.

Response:     The Fund confirms the disclosure complies with Rule 22c-1 of the 1940 Act.

17.     Please explain the origin of the Funds’ right to reject creation orders from Distributors if the investor would own more than 80% of a Fund’s outstanding shares upon obtaining the shares ordered.

Response: The referenced right is explicitly granted by the Funds’ exemptive order, reproduced below:

A Fund may reject a purchase order transmitted to it by the Distributor, for example, if:

(1)     the purchaser, or group of related purchasers, upon obtaining the Creation Units, would own eighty percent (80%) or more of the outstanding Shares of such Fund.

18.     The section entitled “Creation and Redemption of Creation Unit Aggregations” contains the following disclosure:

An order to redeem Creation Unit Aggregations is deemed received by the Fund on the Transmittal Date if: … (ii) all other procedures set forth in the Participant Agreement are properly followed.

Please clarify what is meant by the second clause in the above referenced sentence.

Response: The second clause has its facially apparent meaning. An order to redeem Creation Unit Aggregations is deemed received by the Fund on the Transmittal Date if it complies all of the procedures set forth in the Participant Agreement. This is authorized by the Funds’ exemptive order, which contains the following disclosure:

All requests for redemption must be preceded or accompanied by an irrevocable commitment to deliver the requisite number of Shares of the relevant Fund, which delivery must be made to the Trust through, or outside, the NSCC Process, according to the procedures set forth in the Participant Agreement. Transmission of cash amounts, including the Transaction Fee, must be accomplished in a manner acceptable to the Trust and as specified in the Participant Agreement.

*     *     *

If we may further cooperate with you in any way in the processing of the Registration Statements, please telephone Walter Draney at (312) 845-3273 or the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc: Innovator ETFs Trust